Exhibit 99.1

BEST Inc. Announces Unaudited Fourth Quarter and Fiscal Year 2017 Financial Results

HANGZHOU, China, March 1, 2018 /PRNewswire/ — BEST Inc. (NYSE: BSTI) (“BEST” or the “Company”), a leading Smart Supply Chain service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

“In 2017, BEST Inc. continued to deliver strong growth as a leading Smart Supply Chain service provider by investing in people, technology and business innovation, and by effectively executing on our plan to achieve scale and drive efficiency.” said Johnny Chou, Chairman and Chief Executive Officer of BEST Inc. “Looking ahead, the continuous growth of e-commerce and New Retail will create tremendous market opportunities for integrated services and solutions. The fundamental strength of our business model and technology infrastructure makes us confident that we are well positioned to capture these opportunities, deliver sustainable high-quality growth and achieve long-term value creation.”

“We delivered another excellent quarter with revenue increasing by 111.7% year-over-year thanks to strong growth momentum across all segments,” said Alice Guo, BEST Inc.’s Chief Accounting Officer and Vice President of Finance. “We continued to achieve significant margin expansion. In this quarter, our gross profit margin improved by 9.8 percentage points, and our net loss margin improved by 11.1 percentage points year-over-year. We are very excited about the prospects for 2018. We expect to continue delivering solid top-line growth while significantly improving margins.”

BUSINESS HIGHLIGHTS

In the quarter ended December 31, 2017:

•                  Revenue was RMB6,531.0 million (US$1,003.8 million), an increase of 111.7% year-over-year (“YoY”).

•                  Express Service revenue increased by 139.8% YoY to RMB4,347.5 million (US$668.2 million).

•                  Supply Chain Management Service revenue increased by 27.5% YoY to RMB529.5 million (US$81.4 million).

•                  Freight Service revenue increased by 70.4% YoY to RMB963.7 million (US$148.1 million).

•                  Store+ Service revenue increased by 115.9% YoY to RMB591.7 million (US$90.9 million).

•                  Others Service revenue increased by 478.9% YoY to RMB98.6 million (US$15.2 million).

•                  Gross profit was RMB288.3 million (US$44.3 million), or gross margin of 4.4%, compared to gross loss of RMB167.2 million, or gross margin of negative 5.4%, in the same period of 2016. This represents an improvement of 9.8 percentage points in gross margin.

•                  BEST Express — Gross profit per parcel was RMB0.15 (US$0.02), compared to negative RMB0.11 in the same period of 2016.

•                  BEST Freight — Gross margin improved significantly by 18.7 percentage points to negative 0.1% from negative 18.8% in the same period of 2016.

•                  Net loss was RMB136.9 million (US$21.0 million), compared to RMB407.4 million in the same period of 2016. Non-GAAP net loss (1) (2) was RMB115.6 million (US$17.8 million), compared to RMB407.4 million in the same period of 2016.

•                  EBITDA (3) was negative RMB42.3 million (negative US$6.5 million), compared to negative RMB332.6 million in the same period of 2016. Adjusted EBITDA (4) was negative RMB24.0 million (negative US$3.7 million), compared to negative RMB332.6 million in the same period of 2016.

•                  Net cash used in operating activities was RMB12.4 million (US$1.9 million), compared to RMB91.4 million in the same period of 2016.

•                  BEST Express — Express parcel volume increased by 67.8% YoY to 1,270.2 million, compared to a 24.3% industry-wide YoY growth (5).

•                  BEST Supply Chain Management — The number of orders fulfilled by Cloud Order Fulfillment Centers (“OFCs”) increased by 28.8% YoY to 60.6 million.

•                  BEST Freight — Freight volume increased by 21.9% YoY to 1,237 thousand tonnes.

•                  BEST Store+ - The number of membership stores increased by 46.9% YoY to 363,755, covering 51 cities in 24 provinces. The number of store orders fulfilled increased by 89.6% YoY to 647,044.

In the fiscal year ended December 31, 2017:

•                  Revenue was RMB19,989.6 million (US$3,072.3 million), an increase of 126.0% year-over-year (“YoY”).

•                  Express Service revenue increased by 137.3% YoY to RMB12,786.3 million (US$1,965.2 million).

•                  Supply Chain Management Service revenue increased by 29.0% YoY to RMB1,601.0 million (US$246.1 million).

(1) Non-GAAP net loss represents net loss excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2) In the fourth quarter of 2017, the Company recorded share-based compensation expense of RMB18.3 million, of which approximately RMB0.8 million was allocated to cost of revenue, RMB1.1 million was allocated to selling expenses, RMB14.1 million was allocated to general and administrative expenses, and RMB2.3 million was allocated to research and development expenses.

(3) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income.

(4) Adjusted EBITDA represents EBITDA excluding share-based compensation expenses.

(5) Based on data published by State Post Bureau of the PRC.

•                  For October 2017 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for October 2017, State Post Bureau of the PRC, November 15, 2017, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201711/t20171115_1428564.html

•                  For November 2017 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for November 2017, State Post Bureau of the PRC, December 14, 2017, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201712/t20171214_1448471.html

•                  For December 2017 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for December 2017, State Post Bureau of the PRC, January 13, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201801/t20180112_1467556.html

•                  Freight Service revenue increased by 98.1% YoY to RMB3,178.0 million (US$488.5 million).

•                  Store+ Service revenue increased by 297.3% YoY to RMB2,226.0 million (US$342.1 million).

•                  Others Service revenue increased by 303.4% YoY to RMB198.3 million (US$30.5 million).

•                  Gross profit was RMB485.6 million (US$74.6 million), or gross margin of 2.4%, compared to gross loss of RMB532.4 million, or gross margin of negative 6.0%, in 2016. This represents an improvement of 8.4 percentage points in gross margin.

•                  BEST Express — Gross profit per parcel was RMB0.09 (US$0.01), compared to negative RMB0.13 in 2016.

•                  BEST Freight — Gross margin improved significantly by 13.0 percentage points to negative 5.8% from negative 18.8% in 2016.

•                  Net loss was RMB1,228.1 million (US$188.7 million), compared to RMB1,363.5 million in 2016. Non-GAAP net loss (6) (7) was RMB922.5 million (US$141.8 million), compared to RMB1,363.5 million in 2016.

•                  EBITDA (8) was negative RMB882.2 million (negative US$135.6 million), compared to negative RMB1,119.6 million in 2016. Adjusted EBITDA (9) was negative RMB583.2 million (negative US$89.6 million), compared to negative RMB1,119.6 million in 2016.

•                  Net cash generated from operating activities was RMB117.0 million (US$18.0 million), compared to net cash used in operating activities of RMB788.8 million in 2016.

•                  BEST Express — Express parcel volume increased by 74.1% YoY to 3,769.4 million, compared to a 28.0% industry-wide YoY growth (10).

•                  BEST Supply Chain Management — The number of orders fulfilled by Cloud OFCs increased by 49.6% YoY to 180.5 million.

•                  BEST Freight — Freight volume increased by 44.7% YoY to 4,316 thousand tonnes.

•                  BEST Store+ —The number of store orders fulfilled increased by 249.5% YoY to 2,403,538.

BUSINESS AND STRATEGIC UPDATES

BEST Express - Rapid Growth Driving Continued Margin Improvement

•                  In the fourth quarter of 2017, parcel volume increased by 67.8% YoY to 1,270.2 million, compared to a 24.3% industry-wide YoY growth. In fiscal year 2017, parcel volume increased by 74.1% YoY to 3,769.4 million, compared to a 28.0% industry-wide YoY growth. The Company’s express market share (11) was 10.0% in the fourth quarter of 2017.

(6) Non-GAAP net loss represents net loss excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(7) In the fourth quarter of 2017, the Company recorded share-based compensation expense of RMB18.3 million, of which approximately RMB0.8 million was allocated to cost of revenue, RMB1.1 million was allocated to selling expenses, RMB14.1 million was allocated to general and administrative expenses, and RMB2.3 million was allocated to research and development expenses.

(8) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income.

(9) Adjusted EBITDA represents EBITDA excluding share-based compensation expenses.

(10) Based on data published by State Post Bureau of the PRC.

•                  For full year 2017 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for December 2017, State Post Bureau of the PRC, January 13, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201801/t20180112_1467556.html

(11) Express market share calculated as the Company’s parcel volume as a percentage of aggregate national express delivery parcel volume for the relevant period, based on data published by State Post Bureau of the PRC.

•                  Excluding the impact of service scope expansion (12), the average revenue per parcel in the fourth quarter of 2017 was RMB2.07 (US$0.32), representing an increase of 5.4% when compared with third quarter 2017. The recent quarter’s increase in average revenue per parcel was primarily due to the upward price adjustments.

•                  In the fourth quarter of 2017, cost of revenue per parcel, excluding the impact of service scope expansion (12), decreased 23.5% YoY. The continuing decrease in cost of revenue per parcel was driven by significant growth in parcel volume, network optimization, as well as increased operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications such as swap-body operation, dynamic routing and further facility automation.

•                  Total number of hubs and sortation centers decreased to 145, representing a reduction of eight for the fourth quarter of 2017 and a reduction of 86 for fiscal year of 2017.

•                  Since launching swap-body operation in four hubs and sortation centers in Jiangsu Province in June 2017, the Company rolled out swap-body operation to 19 hubs and sortation centers in Jiangsu, Zhejiang and Guangdong Provinces.

•                  Total number of automated sorting lines increased to 47 as of end of 2017, representing an increase of three for the fourth quarter of 2017 and 14 for fiscal year of 2017.

•                  Gross profit per parcel was RMB0.15 (US$0.02) in the fourth quarter of 2017, compared to gross loss per parcel of RMB0.11 in the same period of 2016. In fiscal year 2017, cost of revenue per parcel, excluding the impact of service scope expansion (9), decreased 24.4% YoY. Gross profit per parcel was RMB0.09(US$0.01) in 2017, compared to gross loss per parcel of RMB0.13 in 2016.

BEST Supply Chain Management - Integrated Solutions

•                  In the fourth quarter of 2017, the number of orders fulfilled by Cloud OFCs increased by 28.8% YoY to 60.6 million. In fiscal year 2017, the number of orders fulfilled by Cloud OFCs increased by 49.6% YoY to 180.5 million.

•                  As of December 31, 2017, total number of self-operated Cloud OFCs and franchised Cloud OFCs were 99 and 228, respectively.

•                  As of December 31, 2017, total gross floor area (“GFA”) of Cloud OFCs reached approximately 2.4 million square meters, representing a 38.4% YoY increase.

•                  The Company continued to strengthen its partnership with Cainiao Smart Logistics Network Limited (“Cainiao”) and Alibaba Group Holding Limited (“Alibaba”). In the fourth quarter of 2017, the Company managed 12 Cloud OFCs for Cainiao and Alibaba with a total GFA of more than 400,000 square meters.

(12) Starting in 2017, the Company revised its arrangements with franchisees and the scope of its service. As a result, the Company became the principal that is directly responsible for last-mile delivery of all parcels and freight processed through its network, and the Company is liable to senders for damage to or loss of parcels and freight in connection with last-mile delivery. Therefore, in consideration of such expanded scope of services and increased responsibilities, the Company increased the fee it charges to pick-up service stations and incurred additional cost of revenue that were attributable to fees for destination franchised service stations that the Company engaged for the provision of last-mile delivery service.

BEST Freight - Growth Supported by Continuous Network and Service Offering Expansion

•                  In the fourth quarter of 2017, freight volume increased by 21.9% YoY to 1,237 thousand tonnes. In fiscal year 2017, freight volume increased by 44.7% YoY to 4,316 thousand tonnes.

•                  Average revenue per tonne continued to increase, due to upward price adjustments, a greater proportion of long-distance freight volumes in connection with the expansion of the Company’s freight network, and the expansion of the Company’s service scope (13). In the fourth quarter of 2017, average revenue per tonne increased by 39.8% YoY. In fiscal year 2017, average revenue per tonne increased by 36.8% YoY.

•                  The Company continued to optimize its freight service network. As of December 31, 2017, total number of hubs and sortation centers decreased to 132, representing a reduction of one for the fourth quarter of 2017, and a reduction of 48 for fiscal year 2017.

BEST Store+ - Building Last-Mile Capabilities

•                  The Company continued to expand its Store+ network. As of December 31, 2017, the number of membership stores increased by 46.9% YoY to 363,755, covering 51 cities in 24 provinces.

•                  In the fourth quarter of 2017, the number of store orders fulfilled increased by 89.6% YoY to 647,044. In fiscal year 2017, the number of store orders fulfilled increased by 249.5% YoY to 2,403,538.

•                  Starting from the fourth quarter of 2017, the Company has also focused on deepening engagement with existing membership stores as well as optimizing merchandise selection and product offerings.

Others

•                  BEST Capital, BEST Global and BEST UCargo have been growing rapidly to support the BEST ecosystem, and are expected to become new growth engines for the Company.

2018 STRATEGIC FOCUSES

The Company has built a leading Smart Supply Chain platform by leveraging technology and business model innovation. In 2018, the Company intends to further expand market share, enhance cross-segment synergies and improve operational efficiency to achieve quality growth by focusing on the following areas:

•                  Continuing to build a last-mile service network: working with BEST Express and BEST Supply Chain, the Company intends to make BEST Store+ an integral part of its last-mile services network which will significantly improve efficiency and enhance consumer experiences.

(13) Starting in 2017, the Company revised its arrangements with franchisees and the scope of its service. As a result, the Company became the principal that is directly responsible for last-mile delivery of all parcels and freight processed through its network, and the Company is liable to senders for damage to or loss of parcels and freight in connection with last-mile delivery. Therefore, in consideration of such expanded scope of services and increased responsibilities, the Company increased the fee it charges to pick-up service stations and incurred additional cost of revenue that were attributable to fees for destination franchised service stations that the Company engaged for the provision of last-mile delivery service.

•                  Creating additional synergies and efficiencies among core supply chain and logistics businesses: the Company will further integrate its Express, Freight, and Supply Chain Management’s service networks. BEST Freight and BEST Express have centralized routes planning to reduce cost and improve delivery time. BEST Supply Chain and BEST Express will also work together to improve intra-city delivery network in major cities.

•                  Expanding global reach: through BEST Global, the Company will continue to work with domestic and international partners to grow its cross-border businesses and broaden the Company’s service offerings in international markets. The Company intends to further expand its footprint and achieve meaningful growth in Southeast Asia and the U.S. through acquisitions and strategic investments.

•                  Monetizing the Company’s existing technology infrastructure: the Company has launched Baizhihui, a proprietary B2B cloud-based SaaS platform, which integrates ordering management system (“OMS”), warehouse management system (“WMS”), transportation management system (“TMS”) and enterprise resource planning (“ERP”) solutions into one holistic and intelligent logistics management application. Baizhihui enables paying users such as distributors, manufacturers, logistics and transportation companies to manage their supply chain and logistics process with better transparency and efficiency.

•                  Continuing to broaden service offerings: through BEST Capital and BEST UCargo, the Company will further expand financial, truckload capacity sourcing and other services to a wider range of customers.

KEY OPERATING METRICS OF MAJOR SERVICE LINES

Fourth Quarter 2017

	Three Months Ended		% Change
	December 31, 2016	December 31, 2017	YoY
BEST Supply Chain Management
Number of Orders Fulfilled by Self-operated Cloud OFCs (in ‘000)(14)	33,318	43,570	30.8%
Number of Orders Fulfilled by Franchised Cloud OFCs (in ‘000) (14)	13,725	17,007	23.9%
BEST Express
Parcel Volume (in ‘000)(14)	757,179	1,270,168	67.8%
BEST Freight
Freight Volume (Tonnage in ‘000)(14)	1,015	1,237	21.9%
BEST Store+
Number of Store Orders Fulfilled	341,287	647,044	89.6%

Fiscal Year 2017

	Year Ended		% Change
	December 31, 2016	December 31, 2017	YoY
BEST Supply Chain Management
Number of Orders Fulfilled by Self-operated Cloud OFCs (in ‘000)(14)	88,063	132,245	50.2%
Number of Orders Fulfilled by Franchised Cloud OFCs (in ‘000) (14)	32,602	48,232	47.9%
BEST Express
Parcel Volume (in ‘000)(14)	2,165,521	3,769,385	74.1%
BEST Freight
Freight Volume (Tonnage in ‘000)(14)	2,982	4,316	44.7%
BEST Store+
Number of Store Orders Fulfilled	687,692	2,403,538	249.5%

(14) Includes services performed for external customers both directly and indirectly through our other segments.

SUMMARY FINANCIAL RESULTS

Fourth Quarter 2017

	Three Months Ended		% Change
(RMB million, except for %)	December 31, 2016	December 31, 2017	YoY
Revenue	3,085	6,531	111.7%
Supply Chain Management	415	530	27.5%
Express	1,813	4,347	139.8%
Freight	565	964	70.4%
Store+	274	592	115.9%
Others(15)	18	99	478.9%
Gross (Loss)/Profit	(167)	288	n/m
Gross (Loss)/Profit Margin	(5.4)%	4.4%	9.8ppts
Supply Chain Management
Gross (Loss)/Profit	23	16	(28.3)%
Gross (Loss)/Profit Margin	5.5%	3.1%	(2.4ppts)
Express
Gross (Loss)/Profit	(85)	189	n/m
Gross (Loss)/Profit Margin	(4.7)%	4.4%	9.1ppts
Freight
Gross (Loss)/Profit	(106)	(1)	98.7%
Gross (Loss)/Profit Margin	(18.8)%	(0.1)%	18.7ppts
Store+
Gross (Loss)/Profit	0	54	215,332.0%
Gross (Loss)/Profit Margin	(0.0)%	9.1%	9.1ppts
Others(15)
Gross (Loss)/Profit	1	30	2,417.5%
Gross (Loss)/Profit Margin	7.1%	30.7%	23.6ppts
EBITDA	(333)	(42)	87.3%
Adjusted EBITDA	(333)	(24)	92.8%
Net Loss	(407)	(137)	66.4%
Net Loss Margin	(13.2)%	(2.1)%	11.1ppts
Non-GAAP Net Loss	(407)	(116)	71.6%
Non-GAAP Net Loss Margin	(13.2)%	(1.8)%	11.4ppts

(15) Others include BEST Global, BEST Capital and BEST UCargo.

Fiscal Year 2017

	Year Ended		% Change
(RMB million, except for %)	December 31, 2016	December 31, 2017	YoY
Revenue	8,844	19,990	126.0%
Supply Chain Management	1,241	1,601	29.0%
Express	5,389	12,786	137.3%
Freight	1,605	3,178	98.1%
Store+	560	2,226	297.3%
Others(16)	49	199	303.4%
Gross (Loss)/Profit	(532)	486	n/m
Gross (Loss)/Profit Margin	(6.0)%	2.4%	8.4ppts
Supply Chain Management
Gross (Loss)/Profit	58	98	69.3%
Gross (Loss)/Profit Margin	4.7%	6.1%	1.4ppts
Express
Gross (Loss)/Profit	(283)	351	n/m
Gross (Loss)/Profit Margin	(5.2)%	2.7%	7.9ppts
Freight
Gross (Loss)/Profit	(302)	(185)	38.9%
Gross (Loss)/Profit Margin	(18.8)%	(5.8)%	13.0ppts
Store+
Gross (Loss)/Profit	(9)	153	n/m
Gross (Loss)/Profit Margin	(1.7)%	6.9%	8.6ppts
Others(16)
Gross (Loss)/Profit	4	69	1,750.8%
Gross (Loss)/Profit Margin	7.5%	34.3%	26.8ppts
EBITDA	(1,120)	(882)	21.2%
Adjusted EBITDA	(1,120)	(583)	47.9%
Net Loss	(1,363)	(1,228)	9.9%
Net Loss Margin	(15.4)%	(6.1)%	9.3ppts
Non-GAAP Net Loss	(1,363)	(923)	32.3%
Non-GAAP Net Loss Margin	(15.4)%	(4.6)%	10.8ppts

(16) Others include BEST Global, BEST Capital and BEST UCargo.

FOURTH QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue in the fourth quarter of 2017 increased by 111.7% to RMB6,531.0 million (US$1,003.8 million) from RMB3,084.6 million in the same period of 2016. The increase was primarily attributable to increases in revenue across the various service lines, as discussed below.

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

	Three Months Ended December 31,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Supply Chain Management	415,228	13.5%	529,518	81,385	8.1%
Express	1,812,850	58.8%	4,347,485	668,196	66.5%
Freight	565,409	18.3%	963,666	148,113	14.8%
Store+	274,084	8.9%	591,743	90,949	9.1%
Others	17,031	0.5%	98,592	15,153	1.5%
Revenue	3,084,602	100.0%	6,531,004	1,003,796	100.0%

•                  Express Service Revenue increased by 139.8% to RMB4,347.5 million (US$668.2 million) in the fourth quarter of 2017 from RMB1,812.9 million in the same period of 2016. This increase in revenue was primarily due to the expansion of the Company’s service scope to include last-mile delivery services starting in 2017 and a 67.8% YoY increase in parcel volume, as a result of greater demand for express delivery services and increase in the Company’s market share. The average revenue per parcel in the fourth quarter of 2017 increased by 43.0% to RMB3.42 (US$0.53), compared to the same period of 2016, primarily due to the Company’s service scope expansion, partially offset by a decrease in average parcel weight.

•                  Supply Chain Management Service Revenue increased by 27.5% to RMB529.5 million (US$81.4 million) in the fourth quarter of 2017 from RMB415.2 million in the same period of 2016. Such increase was primarily attributable to the addition of new customers and the increasing business volume of existing customers.

•                  Freight Service Revenue increased by 70.4% to RMB963.7 million (US$148.1 million) in the fourth quarter of 2017 from RMB565.4 million in the same period of 2016. This increase was the result of greater freight volume which increased by 21.9% and a 39.8% increase in average revenue per tonne, compared to the same period in 2016. The increase in average revenue per tonne was primarily due to upward price adjustments, a greater proportion of long-distance freight volumes in connection with the expansion of the Company’s freight network, and the expansion of the Company’s service scope to include last-mile delivery services starting in 2017.

•                  BEST Store+ Service Revenue increased by 115.9% to RMB591.7 million (US$90.9 million) in the fourth quarter of 2017 from RMB274.1 million in the same period of 2016, primarily due to an increase in the number of store orders fulfilled in connection with the rapid expansion of the Company’s BEST Store+ network as well as the Company’s acquisition of WOWO in May 2017. The number of store orders fulfilled increased by 89.6% compared to the same period of 2016.

•                  Other Service Revenues increased by 478.9% to RMB98.6 million (US$15.2 million) in the fourth quarter of 2017 from RMB17.0 million in the same period of 2016, primarily due to increased revenue generated from BEST Capital, BEST Global and BEST UCargo.

Cost of Revenue and Operating Expenses:

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

	Three Months Ended December 31,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Supply Chain Management	(392,306)	94.5%	(513,090)	(78,860)	96.9%
Express	(1,897,823)	104.7%	(4,158,328)	(639,123)	95.6%
Freight	(671,807)	118.8%	(965,005)	(148,319)	100.1%
Store+	(274,059)	100.0%	(537,885)	(82,671)	90.9%
Others	(15,830)	92.9%	(68,357)	(10,506)	69.3%
Cost of Revenue	(3,251,825)	105.4%	(6,242,665)	(959,479)	95.6%

Note: In the fourth quarter of 2017, the Company recorded share-based compensation expense of RMB18.3 million, of which approximately RMB0.8 million was allocated to cost of revenue. Among the RMB0.8 million of share-based compensation expense, approximately RMB132,000 was allocated to Supply Chain Management, RMB409,000 was allocated to Express, RMB25,000 was allocated to Freight, and RMB216,000 was allocated to others.

The following table sets forth a breakdown of operating expenses by category for the periods indicated.

	Three Months Ended December 31,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Selling Expenses	121,574	3.9%	207,613	31,910	3.2%
General and Administrative Expenses	140,923	4.6%	211,092	32,444	3.2%
Research and Development Expenses	24,114	0.8%	28,956	4,450	0.5%
Other Operating Income	(40,491)	(1.3)%	—	—	—
Operating Expenses	246,120	8.0%	447,661	68,804	6.9%

Note: In the fourth quarter of 2017, the Company recorded share-based compensation expense of RMB18.3 million, of which RMB1.1 million was allocated to selling expenses, RMB14.1 million was allocated to general and administrative expenses, and RMB2.3 million was allocated to research and development expenses.

Cost of Revenue increased by 92.0% to RMB6,242.7 million (US$959.5 million) in the fourth quarter of 2017 from RMB3,251.8 million in the same period of 2016. The increase was primarily attributable to increase in lease, transportation and labor costs in connection to significant volume growth, the expansion of the Company’s service scope(17) to include last-mile delivery services, as well as increase in the amount of merchandise sold by Store+ services. Cost of Revenue as a Percentage of Revenue decreased to 95.6% in the fourth quarter of 2017 from 105.4% in the same period of 2016, primarily due to economies of scale, network optimization, as well as increased operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications.

(17) Starting in 2017, the Company revised its arrangements with franchisees and the scope of its service. As a result, the Company became the principal that is directly responsible for last-mile delivery of all parcels and freight processed through its network, and the Company is liable to senders for damage to or loss of parcels and freight in connection with last-mile delivery. Therefore, in consideration of such expanded scope of services and increased responsibilities, the Company increased the fee it charges to pick-up service stations and incurred additional cost of revenue that were attributable to fees for destination franchised service stations that the Company engaged for the provision of last-mile delivery service. Starting in 2017, the Company revised its arrangements with franchisees and the scope of its service. As a proxy, in the fourth quarter of 2017, Express and Freight incurred approx. RMB1,721.4 million and RMB157.7 million of last-mile delivery service cost of revenue that were attributable to fees for destination franchised service stations that the Company engaged for the provision of last-mile delivery service.

Operating Expenses in the fourth quarter of 2017 increased by 81.9% to RMB447.7 million (US$68.8 million) from RMB246.1 million in the same period of 2016. Operating Expenses as a Percentage of Revenue decreased to 6.9% in the fourth quarter of 2017 from 8.0% in the same period of 2016, and would have further decreased to 6.6% when excluding the impact of share-based compensation expense. This decrease was mainly due to the faster growth in revenue and economies of scale.

•                  Selling Expenses increased by 70.8% to RMB207.6 million (US$31.9 million) in the fourth quarter of 2017 from RMB121.6 million in the same period of 2016. This increase was primarily attributable to an increase in shipping and handling costs to RMB51.5 million (US$7.9 million) in the fourth quarter of 2017 from RMB33.8 million in the same period of 2016, relating to delivery of merchandise to the Company’s membership stores and staff costs in connection with the expansion of BEST Store+ network, the addition of retail store occupancy cost of RMB27.2 million (US$4.2 million) as a result of the acquisition of WOWO in May 2017 and the inclusion of share-based compensation expense of RMB1.1 million (US$0.2 million).

•                  General and Administrative Expenses increased by 49.8% to RMB211.1 million (US$32.4 million) in the fourth quarter of 2017 from RMB140.9 million in the same period of 2016. This increase is primarily attributable to the increased staff costs in connection with the growth of the Company’s operations and the inclusion of share-based compensation expense of RMB14.1 million (US$2.2 million).

•                  Research and Development Expenses increased by 20.1% to RMB29.0 million (US$4.5 million) in the fourth quarter of 2017 from RMB24.1 million in the same period of 2016. This increase was primarily due to increased research and development activities and the inclusion of share-based compensation expense of RMB2.3 million (US$0.4 million).

Interest Income increased to RMB24.1 million (US$3.7 million) in the fourth quarter of 2017 from RMB10.5 million in the same period of 2016, primarily due to a higher yield generated from the Company’s cash balance.

Interest Expense increased to RMB14.4 million (US$2.2 million) in the fourth quarter of 2017 from RMB7.2 million in the same period of 2016, primarily as a result of an increase in the Company’s Renminbi-denominated bank borrowings to satisfy working capital requirements as the Company held a significant amount of bank deposits in foreign currencies outside China.

Foreign Exchange Gain was RMB0.8 million (US$0.1 million) in the fourth quarter of 2017, compared to foreign exchange loss of RMB1.2 million in the same period of 2016. This is primarily due to changes in exchange rates between Renminbi and U.S. dollars during the respective periods.

Other Income increased to RMB21.1 million (US$3.2 million) in the fourth quarter of 2017 from RMB8.1 million in the same period of 2016, primarily due to increases in other miscellaneous fees.

Other Expense increased to RMB4.9 million (US$0.8 million) in the fourth quarter of 2017 from RMB3.9 million in the same period of 2016, primarily due to increases in various miscellaneous expenses.

Income Tax Expense increased to RMB3.4 million (US$0.5 million) in the fourth quarter of 2017 from RMB0.5 million in the same period of 2016, reflecting tax payable in the fourth quarter of 2017 by certain of the Company’s PRC subsidiaries which had taxable income during the period, primarily WOWO.

Gross Profit was RMB288.3 million (US$44.3 million) in the fourth quarter of 2017, compared to gross loss of RMB167.2 million in the same period of 2016. Gross Profit Margin improved by 9.8 percentage points to 4.4% in the fourth quarter of 2017 from negative 5.4% in the same period of 2016.

Net Loss was RMB136.9 million (US$21.0 million) in the fourth quarter of 2017, compared to RMB407.4 million in the same period of 2016.

Non-GAAP Net Loss (18) was RMB115.6 million (US$17.8 million) in the fourth quarter of 2017, compared to RMB407.4 million in the same period of 2016.

EBITDA (19) was negative RMB42.3 million (negative US$6.5 million) in the fourth quarter of 2017, compared to negative RMB332.6 million in the same period of 2016.

Adjusted EBITDA (20) was negative RMB24.0 million (negative US$3.7 million) in the fourth quarter of 2017, compared to negative RMB332.6 million in the same period of 2016.

Net Cash Used in Operating Activities was RMB12.4 million (US$1.9 million) in the fourth quarter of 2017, compared to RMB91.4 million in the same period of 2016.

(18) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(19) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income.

(20) Adjusted EBITDA represents EBITDA excluding share-based compensation expenses.

As of December 31, 2017, the Company had Cash and Cash Equivalents, Restricted Cash and Short-term Investments of RMB5,336.5 million (US$820.2 million).

FISCAL YEAR 2017 FINANCIAL RESULTS

Revenue in fiscal year 2017 increased by 126.0% to RMB19,989.6 million (US$3,072.3 million) from RMB8,844.1 million in 2016. The increase was primarily attributable to increases in revenue across the various service lines, as discussed below.

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

	Year Ended December 31,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Supply Chain Management	1,241,356	14.0%	1,600,952	246,062	8.0%
Express	5,388,833	60.9%	12,786,279	1,965,215	64.0%
Freight	1,604,573	18.2%	3,178,044	488,456	15.9%
Store+	560,226	6.3%	2,226,034	342,135	11.1%
Others	49,149	0.6%	198,253	30,471	1.0%
Revenue	8,844,137	100.0%	19,989,562	3,072,339	100.0%

•                  Express Service Revenue increased by 137.3% to RMB12,786.3 million (US$1,965.2 million) in fiscal year 2017 from RMB5,388.8 million in 2016. This increase in revenue was primarily due to the expansion of the Company’s service scope to include last-mile delivery services starting in 2017 and a 74.1% YoY increase in parcel volume, as a result of greater demand for express delivery services and increase in the Company’s market share. The average revenue per parcel in fiscal year 2017 increased by 36.3% to RMB3.39 (US$0.52), compared to 2016, primarily due to the Company’s service scope expansion, partially offset by a decrease in average parcel weight. Average revenue per parcel excluding the impact of service scope expansion decreased to RMB2.07 from RMB2.49 in 2016.

•                  Supply Chain Management Service Revenue increased by 29.0% to RMB1,601.0 million (US$246.1 million) in fiscal year 2017 from RMB1,241.4 million in 2016. Such increase was primarily attributable to the addition of new customers and increasing business volume of existing customers.

•                  Freight Service Revenue increased by 98.1% to RMB3,178.0 million (US$488.5 million) in fiscal year 2017 from RMB1,604.6 million in 2016. This increase was the result of greater freight volume which increased by 44.7% and a 36.8% increase in average revenue per tonne, compared to 2016. The increase in average revenue per tonne was primarily due to upward price adjustments, a greater proportion of long-distance freight volumes in connection with the expansion of the Company’s freight network, and the expansion of the Company’s service scope to include last-mile delivery services starting in 2017.

•                  BEST Store+ Service Revenue increased by 297.3% to RMB2,226.0 million (US$342.1 million) in fiscal year 2017 from RMB560.2 million in 2016, primarily due to an increase in the number of store orders fulfilled in connection with the rapid expansion of the Company’s BEST Store+ network as well as the Company’s acquisition of WOWO in May 2017. The number of store orders fulfilled increased by 249.5% compared to 2016.

•                  Other Service Revenues increased by 303.4% to RMB198.3 million (US$30.5 million) in fiscal year 2017 from RMB49.1 million in 2016, primarily due to increased revenue generated from BEST Capital, BEST Global and BEST UCargo.

Cost of Revenue and Operating Expenses:

The following tables set forth a breakdown of cost of revenue and share-based compensation expense included in cost of revenue by business segment for the periods indicated. Before the completion of the Company’s IPO in September 2017, no share-based compensation expense had been recognized. Upon completion of the IPO, the Company immediately recognized a substantial amount of share-based compensation expense associated with vested share-based awards, especially in the third quarter of 2017.

I. Cost of Revenue by Business Segments

	Year Ended December 31,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Supply Chain Management	(1,183,245)	95.3%	(1,502,570)	(230,941)	93.9%
Express	(5,671,356)	105.2%	(12,435,550)	(1,911,309)	97.3%
Freight	(1,906,930)	118.8%	(3,362,652)	(516,830)	105.8%
Store+	(569,557)	101.7%	(2,072,912)	(318,601)	93.1%
Others	(45,479)	92.5%	(130,327)	(20,031)	65.7%
Cost of Revenue	(9,376,567)	106.0%	(19,504,011)	(2,997,712)	97.6%

II. Share-based Compensation Expense Included in Cost of Revenue by Business Segments

	Year Ended December 31,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Supply Chain Management	NA	NA	(1,134)	(174)	0.1%
Express	NA	NA	(4,153)	(638)	0.0%
Freight	NA	NA	(276)	(42)	0.0%
Store+	NA	NA	NA	NA	NA
Others	NA	NA	(1,236)	(190)	0.6%
Share-Based Compensation Expense Included in Cost of Revenue	NA	NA	(6,799)	(1,045)	0.0%

The following tables set forth a breakdown of operating expenses and share-based compensation expense included in operating expenses by category for the periods indicated.

I. Operating Expenses by Category

	Year Ended December 31,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Selling Expenses	370,017	4.2%	694,852	106,797	3.5%
General and Administrative Expenses	521,237	5.9%	928,188	142,660	4.6%
Research and Development Expenses	80,326	0.9%	139,009	21,365	0.7%
Other Operating Income	(104,047)	(1.2)%	—	—	—
Operating Expenses	867,533	9.8%	1,762,049	270,822	8.8%

II. Share-based Compensation Expense Included in Operating Expenses by Category

	Year Ended December 31,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Selling Expenses	NA	NA	14,244	2,189	0.1%
General and Administrative Expenses	NA	NA	251,312	38,626	1.3%
Research and Development Expenses	NA	NA	26,607	4,089	0.1%
Other Operating Income	NA	NA	NA	NA	NA
Share-Based Compensation Expense Included in Operating Expenses	NA	NA	292,163	44,904	1.5%

Cost of Revenue increased by 108.0% to RMB19,504.0 million (US$2,997.7 million) in fiscal year 2017 from RMB9,376.6 million in 2016. The increase was primarily attributable to increase in lease, transportation and labor costs in connection to significant volume growth, the expansion of the Company’s service scope(21) to include last-mile delivery services, as well as increase in the amount of merchandise sold by Store+ services. Cost of Revenue as a Percentage of Revenue decreased to 97.6% in fiscal year 2017 from 106.0% in 2016, primarily due to economies of scale, network optimization, as well as increased operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications

(21) Starting in 2017, the Company revised its arrangements with franchisees and the scope of its service. As a result, the Company became the principal that is directly responsible for last-mile delivery of all parcels and freight processed through its network, and the Company is liable to senders for damage to or loss of parcels and freight in connection with last-mile delivery. Therefore, in consideration of such expanded scope of services and increased responsibilities, the Company increased the fee it charges to pick-up service stations and incurred additional cost of revenue that were attributable to fees for destination franchised service stations that the Company engaged for the provision of last-mile delivery service. Starting in 2017, the Company revised its arrangements with franchisees and the scope of its service. As a proxy, in fiscal year 2017, Express and Freight incurred approx. RMB4,973.4 million and RMB529.1 million of last-mile delivery service cost of revenue that were attributable to fees for destination franchised service stations that the Company engaged for the provision of last-mile delivery service.

Operating Expenses in fiscal year 2017 increased by 103.1% to RMB1,762.0 million (US$270.8 million) from RMB867.5 million in 2016. Operating Expenses as a Percentage of Revenue decreased to 8.8% in fiscal year 2017 from 9.8% in 2016, and would have further decreased to 7.4% when excluding the impact of share-based compensation expense. This decrease was mainly due to the faster growth in revenue and economies of scale.

•                  Selling Expenses increased by 87.8% to RMB694.9 million (US$106.8 million) in fiscal year 2017 from RMB370.0 million in 2016. This increase was primarily attributable to an increase in shipping and handling costs to RMB203.9 million (US$31.3 million) in fiscal year 2017 from RMB74.0 million in 2016, relating to delivery of merchandise to the Company’s membership stores and staff costs in connection with the expansion of BEST Store+ network, the addition of retail store occupancy cost of RMB70.5 million (US$10.8 million) as a result of the acquisition of WOWO in May 2017 and the inclusion of share-based compensation expense of RMB14.2 million (US$2.2 million).

•                  General and Administrative Expenses increased by 78.1% to RMB928.2 million (US$142.7 million) in fiscal year 2017 from RMB521.2 million in 2016. This increase is primarily attributable to the inclusion of share-based compensation expense of RMB251.3 million (US$38.6 million) and increased staff costs in connection with the growth of the Company’s operations.

•                  Research and Development Expenses increased by 73.1% to RMB139.0 million (US$21.4 million) in fiscal year 2017 from RMB80.3 million in 2016. This increase was primarily due to the inclusion of share-based compensation expense of RMB26.6 million (US$4.1 million) and increased research and development activities.

Interest Income increased to RMB75.1 million (US$11.5 million) in fiscal year 2017 from RMB24.4 million in 2016, primarily due to a higher yield generated from the Company’s cash balance.

Interest Expense increased to RMB47.2 million (US$7.2 million) in fiscal year 2017 from RMB21.4 million in 2016, primarily as a result of an increase in the Company’s Renminbi-denominated bank borrowings to satisfy working capital requirements as the Company held a significant amount of bank deposits in foreign currencies outside China.

Foreign Exchange Loss was RMB6.3 million (US$1.0 million) in fiscal year 2017, compared to RMB1.9 million in 2016. This is primarily due to changes in exchange rates between Renminbi and U.S. dollars during the respective periods.

Other Income increased to RMB56.0 million (US$8.6 million) in fiscal year 2017 from RMB44.4 million in 2016, primarily due to increases in other miscellaneous fees.

Other Expense increased to RMB18.5 million (US$2.8 million) in fiscal year 2017 from RMB8.5 million in 2016, primarily due to increases in various miscellaneous expenses.

Income Tax Expense increased to RMB9.9 million (US$1.5 million) in fiscal year 2017 from RMB0.6 million in 2016, reflecting tax payable in fiscal year 2017 by certain of the Company’s PRC subsidiaries which had taxable income during the period, primarily WOWO.

Gross Profit was RMB485.6 million (US$74.6 million) in fiscal year 2017, compared to gross loss of RMB532.4 million in 2016. Gross Profit Margin improved by 8.4 percentage points to 2.4% in fiscal year 2017 from negative 6.0% in 2016.

Net Loss was RMB1,228.1 million (US$188.7 million) in fiscal year 2017, compared to RMB1,363.5 million in 2016.

Non-GAAP Net Loss (22) was RMB922.5 million (US$141.8 million) in fiscal year 2017, compared to RMB1,363.5 million in 2016.

EBITDA (23) was negative RMB882.2 million (negative US$135.6 million) in fiscal year 2017, compared to negative RMB1,119.6 million in 2016.

Adjusted EBITDA (24) was negative RMB583.2 million (negative US$89.6 million) in fiscal year 2017, compared to negative RMB1,119.6 million in 2016.

Net Cash Generated from Operating Activities was RMB117.0 million (US$18.0 million) in fiscal year 2017, compared to net cash used in operating activities of RMB788.8 million in 2016.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 374.5 million ordinary shares outstanding (25). Each ADS represents one Class A ordinary share.

EMPLOYEES

As of December 31, 2017, the Company had a total of 8,784 employees, compared to 10,061 employees as of December 31, 2016.

RECENT DEVELOPMENTS

The Company made recent management changes:

•                  Mr. Tao Liu has replaced Mr. Jun Zhou as the vice president and general manager of its freight service line.

•                  Mr. Sheng Qiu has been appointed as the vice president of marketing and public relations.

(22) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(23) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income.

(24) Adjusted EBITDA represents EBITDA excluding share-based compensation expenses.

(25) The total number of shares outstanding excludes shares reserved for future issuances of ADSs upon exercise or vesting of awards granted under the Company’s share incentive plans.

REVENUE GUIDANCE

Based on current market conditions and current operations, revenues for the first quarter of 2018 is expected to be in the range of RMB4.8 billion to RMB5.0 billion, representing a 47.8% to 53.9% increase from the same period of 2017. This represents management’s current and preliminary expectation, which is subject to change.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 7:30 am U.S. Eastern Time on March 1, 2018 (8:30 pm Beijing Time, the same day), to discuss its financial results and operating performance for the fourth quarter and fiscal year of 2017.

Participants may access the call by dialing the following numbers:

United States:	+1-888-346-8982
Hong Kong:	+852-301-84992 or 800-905945
China Domestic:	4001-201203
International:	+1-412-902-4272
Participant Elite Entry Number:	6800428

A replay of the conference call will be accessible through March 8, 2017 by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10117114

In addition, a live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.best-inc.com/, along with the earnings press release and slide presentation.

ABOUT BEST INC.

BEST Inc. (NYSE: BSTI) is a leading Smart Supply Chain service provider that aims to transform China’s logistics and supply chain industry. BEST provides express and freight delivery, integrated supply chain management solutions, merchandise sourcing and fulfilment services for convenience stores, financial and other value-added services. BEST leverages technology and business model innovation to create a smarter, more efficient supply chain that empowers businesses and enriches the lives of consumers in the New Retail era.

CONTACT:

For Investors:

Kobe Ge

+852 3611 2562

ir@best-inc.com

For Media:

Jill Mao

+852 3611 2564

mmj@best-inc.com

EXCHANGE RATE

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.5063 to US$1.00, the effective noon buying rate for December 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net loss margin, adjusted EBITDA, and EBITDA, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes that EBITDA, adjusted EBITDA, non-GAAP net loss and non-GAAP net loss margin are measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that EBITDA, adjusted EBITDA, non-GAAP net loss and non-GAAP net loss margin provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA and adjusted EBITDA for the periods indicated:

	Three Months Ended December 31,			Year Ended December 31,
	2016	2017		2016	2017
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net loss	(407,440)	(136,852)	(21,033)	(1,363,480)	(1,228,060)	(188,749)
Add
Depreciation & Amortization	77,763	100,934	15,513	246,311	363,909	55,932
Interest Expense	7,173	14,355	2,206	21,379	47,154	7,247
Income Tax Expense	467	3,420	526	570	9,856	1,515
Subtract
Interest Income	(10,539)	(24,115)	(3,706)	(24,386)	(75,056)	(11,536)
EBITDA	(332,576)	(42,258)	(6,494)	(1,119,606)	(882,197)	(135,591)
Add
Share-based Compensation Expense	—	18,274	2,809	—	298,963	45,950
Adjusted EBITDA	(332,576)	(23,984)	(3,685)	(1,119,606)	(583,234)	(89,641)

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss and non-GAAP net loss margin for the periods indicated:

	Three Months Ended December 31,			Year Ended December 31,
	2016	2017		2016	2017
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net loss	(407,440)	(136,852)	(21,033)	(1,363,480)	(1,228,060)	(188,749)
Share-based Compensation Expense	—	18,274	2,809	—	298,963	45,950
Amortization of Intangible Assets Resulting from Business Acquisitions	—	3,027	465	—	6,580	1,011
Non-GAAP Net Loss	(407,440)	(115,551)	(17,759)	(1,363,480)	(922,517)	(141,788)
Non-GAAP Net Loss Margin	(13.2)%	(1.8)%	(1.8)%	(15.4)%	(4.6)%	(4.6)%

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Statement of Operations Data

(in thousands )

	Three Months Ended December 31,			Year Ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Supply chain management	415,228	529,518	81,385	1,241,356	1,600,952	246,062
Express	1,812,850	4,347,485	668,196	5,388,833	12,786,279	1,965,215
Freight	565,409	963,666	148,113	1,604,573	3,178,044	488,456
Store+	274,084	591,743	90,949	560,226	2,226,034	342,135
Others	17,031	98,592	15,153	49,149	198,253	30,471
Total revenue	3,084,602	6,531,004	1,003,796	8,844,137	19,989,562	3,072,339
Cost of revenue
Supply chain management	392,306	513,090	78,860	1,183,245	1,502,570	230,941
Express	1,897,823	4,158,328	639,123	5,671,356	12,435,550	1,911,309
Freight	671,807	965,005	148,319	1,906,930	3,362,652	516,830
Store+	274,059	537,885	82,671	569,557	2,072,912	318,601
Others	15,830	68,357	10,506	45,479	130,327	20,031
Total cost of revenue	3,251,825	6,242,665	959,479	9,376,567	19,504,011	2,997,712
Gross (loss)/profit	(167,223)	288,339	44,317	(532,430)	485,551	74,627
Selling expenses	(121,574)	(207,613)	(31,910)	(370,017)	(694,852)	(106,797)
General and administrative expenses	(140,923)	(211,092)	(32,444)	(521,237)	(928,188)	(142,660)
Research and development expenses	(24,114)	(28,956)	(4,450)	(80,326)	(139,009)	(21,365)
Other operating income	40,491	—	—	104,047	—	—
Total operating expenses	(246,120)	(447,661)	(68,804)	(867,533)	(1,762,049)	(270,822)
Loss from operations	(413,343)	(159,322)	(24,487)	(1,399,963)	(1,276,498)	(196,195)
Interest income	10,539	24,115	3,706	24,386	75,056	11,536
Interest expense	(7,173)	(14,355)	(2,206)	(21,379)	(47,154)	(7,247)
Foreign exchange (loss)/ gain	(1,184)	778	120	(1,864)	(6,320)	(971)
Other income	8,054	21,101	3,243	44,409	56,035	8,612
Other expense	(3,897)	(4,933)	(758)	(8,542)	(18,507)	(2,844)
Loss before income tax and share of net income/(loss) of equity investees	(407,004)	(132,616)	(20,382)	(1,362,953)	(1,217,388)	(187,109)
Income tax expense	(467)	(3,420)	(526)	(570)	(9,856)	(1,515)
Loss before share of net income/(loss) of equity investees	(407,471)	(136,036)	(20,908)	(1,363,523)	(1,227,244)	(188,624)
Share of net income/(loss) of equity investees	31	(816)	(125)	43	(816)	(125)
Net loss	(407,440)	(136,852)	(21,033)	(1,363,480)	(1,228,060)	(188,749)
Net loss attributable to non-controlling interests	—	(160)	(25)	—	(167)	(26)
Net loss attributable to BEST Inc.	(407,440)	(136,692)	(21,008)	(1,363,480)	(1,227,893)	(188,723)

Summary of Unaudited Consolidated Balance Sheets Data
(in thousands)

	As of
	December 31, 2016	December 31, 2017
	RMB	RMB		US$
Assets
Current assets
Cash and cash equivalents	2,927,581	1,240,431		190,651
Restricted cash	374,363	1,652,653		254,008
Derivative	3,149	—		—
Accounts and notes receivables	432,654	734,252		112,852
Inventories	82,083	156,974		24,126
Prepayments and other current assets	770,643	1,459,755		224,360
Short-term investments	62,000	2,353,663		361,751
Amounts due from related parties	83,302	164,894		25,344
Lease rental receivables due within a year	23,292	193,703		29,772
Total current assets	4,759,067	7,956,325		1,222,864
Non-current assets
Property and equipment, net	947,505	1,307,470		200,954
Intangible assets, net	13,516	158,556		24,370
Long-term investments	24,081	37,167		5,712
Goodwill	247,203	448,584		68,946
Non-current deposits	50,947	69,125		10,624
Other non-current assets	87,395	62,314		9,577
Restricted cash	78,588	89,745		13,794
Lease rental receivable	87,551	749,243		115,157
Total non-current assets	1,536,786	2,922,204		449,134
Total Assets	6,295,853	10,878,529		1,671,998
Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity
Current liabilities
Short-term bank loans	458,000	1,216,384		186,955
Accounts and notes payable	1,575,793	2,388,393		367,089
Income tax payable	467	629		97
Customer advances and deposits	676,319	910,383		139,923
Accrued expenses and other liabilities	1,225,611	1,841,273		282,996
Capital lease obligation	13,215	7,227		1,111
Amounts due to related parties	891	12,902		1,983
Total current liabilities	3,950,296	6,377,191		980,154
Non-current liabilities
Capital lease obligation	7,535	1,828		281
Deferred tax liabilities	—	31,688		4,870
Other non-current liabilities	3,917	75,327		11,578
Total non-current liabilities	11,452	108,843		16,729
Total Liabilities	3,961,748	6,486,034		996,883
Mezzanine equity:
Total mezzanine equity	15,842,210	—		—
Shareholders’ (deficit)/equity
Ordinary shares	4,116	24,786		3,810
Additional paid-in capital	—	19,240,912		2,957,274
Accumulated deficit	(13,658,321)	(14,886,214	)(26)	(2,287,969)
Accumulated other comprehensive income	146,100	12,333		1,896
BEST Inc. shareholders’ (deficit)/equity	(13,508,105)	4,391,817		675,011
Non-controlling interests	—	678		104
Total shareholders’ (deficit)/equity	(13,508,105)	4,392,495		675,115
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	6,295,853	10,878,529		1,671,998

(26) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB 9,493,807 and accumulated loss from operations of RMB 5,392,407.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows Data
(in thousands)

	Three months ended December 31,			Year Ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(91,401)	(12,379)	(1,903)	(788,794)	117,036	17,988
Net cash generated from/ (used in) investing activities	87,983	632,474	97,209	(843,844)	(4,205,923)	(646,439)
Net cash generated from/(used in) financing activities	152,321	(448,951)	(69,003)	4,110,498	2,420,488	372,022
Exchange rate effect on cash and cash equivalents	97,604	59,470	9,142	158,657	(18,751)	(2,881)
Net increase/(decrease) in cash and cash equivalents	246,507	230,614	35,445	2,636,517	(1,687,150)	(259,310)
Cash and cash equivalents at beginning of period	2,681,074	1,009,817	155,206	291,064	2,927,581	449,961
Cash and cash equivalents at end of period	2,927,581	1,240,431	190,651	2,927,581	1,240,431	190,651